SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)

Oriole Homes Corp.
(Name of Issuer)

Class A Common Stock, $.10 par value
Class B Common Stock, $.10 par value
(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)
(CUSIP Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway
New York, NY 10006
(212) 483-7001
_________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION: This Statement on Schedule 13D, Amendment No. 2 amends and supplements the Statement on Schedule 13D, dated May 31, 2002 (the "Schedule 13D"), as subsequently amended, supplemented and restated on June 18, 2002, which was filed on behalf of Andrew J. McLaughlin, Jr., Loeb Partners Corporation, Loeb Arbitrage Fund, Loeb Arbitrage Management, Inc., Gideon J. King, Robert Grubin, U.S.A. Fund LLLP and World Total Return, Inc. in connection with their beneficial ownership of shares of Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share, of Oriole Homes Corp., a Florida corporation (the "Company").

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding thereto the following information:

On June 24, 2002, Andrew J. McLaughlin, Jr. sent a letter to the Special Committee of the Board of Directors of the Company, the form of which is attached to this Amendment No. 2 to the Schedule 13D as Exhibit 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is hereby amended and supplemented by adding thereto the following exhibit

          Exhibit Numbers

2.	Form of Letter dated June 24, 2002 from Andrew J. McLaughlin, Jr. to the Special Committee of the Board of Directors of the Company.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2002

ANDREW J. MCLAUGHLIN, JR.

MCLAUGHLIN FAMILY FUND

THOMAS L. KEMPNER, IRWIN D. ROWE, ANDREW J. MCLAUGHLIN, JR. AS TRUSTEES FOR LOEB RHODES HORNBLOWER PROFIT SHARING TRADING FOR ACCOUNT OF ANDREW J. MCLAUGHLIN, JR.

ROBERT GRUBIN

GIDEON J. KING

LOEB ARBITRAGE FUND

LOEB ARBITRAGE MANAGEMENT, INC.

U.S.A. FUND LLLP

WORLD TOTAL RETURN, INC.

By: /s/ Andrew J. McLaughlin, Jr. Name: Andrew J. McLaughlin, Jr. Title: Attorney-in-Fact